UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to

Commission file number 1-16455

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliant Energy, Inc. Union Savings Plan

P.O. Box 148

Houston, TX 77001-0148

B.                  Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliant Energy, Inc.

1000 Main Street

Houston, TX 77002

RELIANT ENERGY, INC. UNION SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2006

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2006

The following schedules required by the Department of Labor’s regulations are omitted due to the absence of the conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Nonexempt Transactions

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBIT:

Consent of Independent Registered Public Accounting Firm – Melton & Melton, L.L.P. (Exhibit 23.1)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Reliant Energy, Inc. Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Reliant Energy, Inc. Union Savings Plan (the ”Plan”) as of December 31, 2006 and 2005, and the statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

MELTON & MELTON, L.L.P.

Houston, Texas
June 29, 2007

RELIANT ENERGY, INC. UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	December 31,
	2006	2005
ASSETS:
Investments, at fair value	$96,410,547	$74,667,093
Participant Loans	1,923,535	1,476,170
Contributions Receivable-Employer	523,478	170,072

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	98,857,560	76,313,335

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	157,183	171,151

NET ASSETS AVAILABLE FOR BENEFITS	$99,014,743	$76,484,486

See notes to financial statements.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Employer	$3,344,997
Participant	9,100,505
Investment Income:
Interest	756,166
Dividends	3,076,619
Net appreciation in fair value of investments	6,541,717
Assets transferred in, net	3,081,236

Total additions	25,901,240

DEDUCTIONS:
Benefits paid to participants	3,326,067
Administrative expenses	44,916

Total deductions	3,370,983

NET INCREASE	22,530,257

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	76,484,486

NET ASSETS AVAILABLE FOR BENEFITS:
END OF YEAR	$99,014,743

See notes to financial statements.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

 1.     DESCRIPTION OF THE PLAN

General - The Reliant Energy, Inc. Union Savings Plan (the “Plan”) is a defined contribution plan sponsored by Reliant Energy, Inc. covering substantially all of the eligible bargaining unit employees of Reliant Energy, Inc. or a subsidiary or an affiliate of Reliant Energy, Inc. (collectively, the “Company”)  that has adopted the Plan, and whose employment is covered by a collective bargaining agreement that provides for participation in the Plan. Prior to July 1, 2006, certain bargaining employees participated in the Orion Power Holdings, Inc. Savings Plan (the “Orion Plan”). The Orion Plan was merged into the Plan effective July 1, 2006 (see Note 3). The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - Under the provisions of the Plan, represented employees are eligible to participate in the Plan if provided in the terms of their respective collective bargaining agreements. Represented employees who participate or who are eligible to participate in the Plan immediately preceding January 1, 2006, continue to participate or be eligible to participate in the Plan on or after January 1, 2006. From and after January 1, 2006, except as specified in the participants’ respective collective bargaining agreement, each eligible employee who is not a participant and who began service with the Company on or after January 1, 2006, was initially eligible to participate in the Plan as soon as practicable following the later of January 1, 2006 or the date the employee first began service with the Company. Any participant who terminates service and subsequently recommences service with the Company will again become eligible to participate in the Plan as soon as practicable following the first date the employee recommences service; provided, however, that each such participant who was a grandfathered employee of a specific bargaining unit, as defined in the plan document, prior to such termination of service, will not be a grandfathered employee on or after such re-employment date.

Contributions - Participants may elect to contribute a percentage of their compensation on a pre-tax and/or after-tax basis as permitted under the terms of their respective collective bargaining agreements, and/or up to the Internal Revenue Code (the “Code”) section 401(a) (17) limit.  The annual eligible compensation limit was $220,000 and $210,000 for 2006 and 2005, respectively. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions (“Catch-Up Contributions”) to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Code.  The total amount of participant pre-tax contributions was limited to $15,000 and $14,000 in 2006 and 2005, respectively. The maximum Catch-Up Contribution amount was $5,000 and $4,000 for 2006 and 2005, respectively. The Company makes matching contributions in accordance with the terms of the participants’ respective collective bargaining agreement. Some collective bargaining agreements provide for a discretionary Company contribution each pay period and an annual discretionary Company contribution. At December 31, 2006 and 2005, the Plan had an annual discretionary Company contributions receivable of $523,478 and $170,072, respectively. Plan participants who are eligible for these annual discretionary Company contributions do not have to contribute to the Plan to receive the Company contribution.

Effective January 1, 2006, the Plan adopted a qualified Roth contribution program for certain represented employees. Under this program, participants may elect to treat all or a portion of compensation that would otherwise be eligible to defer as pre-tax contributions as designated Roth contributions, as defined in section 402A(c)(1) of the Code.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and may be charged with an allocation of administrative expenses. Participant accounts are funded as soon as administratively possible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions, Company matching contributions (if any) and Company payroll discretionary contributions (if any) into various investment options offered by the Plan. The Company’s annual discretionary contribution, if applicable, may be made in cash or Company stock. If the contribution is made in Company stock, participants can transfer this contribution to any available investment option.

Vesting - Participants are fully vested in their contributions as of their participation date. Participants vest in Company contributions according to their respective collective bargaining agreements.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. During the period from July 1, 2006 to December 31, 2006, as a result of Hurricanes Katrina, Rita, and Wilma, and in response to new federal laws and IRS guidance, the Plan was amended to provide loans of up to $100,000 or 100% of the participant’s vested account balance for certain eligible participants entitled to disaster relief. Eligible participants may also request a one-year delay of the scheduled repayment date. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - On termination of service a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

Forfeited Accounts - At December 31, 2006 and 2005, forfeited nonvested accounts totaled $42,940 and $1,682, respectively. These accounts will be used to reduce future Company contributions. During 2006, Company contributions were reduced by $223 from forfeited nonvested accounts.

 2.                  SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Presentation - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Fully Benefit-Responsive Investment Contracts - The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”) in 2006. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Vanguard Retirement Savings Trust (the “RST”), a common/collective trust fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the RST as well as the adjustment of the portion of the RST related to fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is

prepared on a contract value basis. The Plan retroactively restated the statement of net assets for the periods presented. The effect of adoption on the 2006 and 2005 financial statements was a decrease in the fair value of investments of $157,183 and $171,151, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

Market Risk  – The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. common stock (closed to new investment) and the Company’s common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility.  Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the year. Units of the RST are valued at net asset value at the end of the year, which approximates fair value. The common stock funds are valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

3.                    ASSETS TRANSFERRED INTO THE PLAN

On May 30, 2006, the Company approved the merger of the Orion Plan into the Plan effective July 1, 2006 (the “Effective Date”). As of the Effective Date, the participants in the Orion Plan became participants in the Plan and account balances of the Orion Plan participants were transferred and credited to their appropriate accounts under the Plan. On July 1, 2006, approximately $3.4 million of assets transferred into the Plan.

4.                    INVESTMENTS

Plan assets are held at Vanguard Fiduciary Trust Company (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Mutual Funds:
Fidelity Securities Fund: Fidelity Dividend Growth Fund	$5,591,923	$4,525,530
Neuberger Berman Genesis Trust	8,976,202	9,364,264
Vanguard 500 Index Fund Investor Shares	11,493,437	8,015,262
Common/Collective Trust Funds:
Vanguard Retirement Savings Trust	16,491,898	13,149,335
Common Stock Funds:
Reliant Energy Common Stock Fund	6,534,468	6,342,226

During 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$4,559,988
Common stocks	1,981,729
$6,541,717

5.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a plan termination, participants would become 100% vested in their accounts.

6.                      RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.     TAX STATUS

The Plan obtained its latest determination letter dated August 29, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been restated and amended since receiving the determination letter, and has applied for a new letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.     SUBSEQUENT EVENTS

Effective January 22, 2007, the Plan was amended to change the definition of eligible compensation pertaining to employee contributions, change contribution percentages, change provisions for employer matching contributions and add the ability to make Roth contributions for certain bargaining unit employees in accordance with the terms of their new collective bargaining agreement.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2006

EIN 76-0655566

PLAN 002

(a)	(b)	(c)	(d)		(e)
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost		Current value

	Mutual Funds:
*	American Funds: EuroPacific Growth Fund	Registered Investment Company		(1)	$4,860,373
*	American Funds: New Perspective Fund	Registered Investment Company		(1)	2,778,472
*	American Funds: The Growth Fund of America	Registered Investment Company		(1)	837,727
*	Artisan International Fund, International Shares	Registered Investment Company		(1)	973,424
*	Davis New York Venture Fund, Inc. Class A Shares	Registered Investment Company		(1)	326,759
*	Dodge & Cox Balanced Fund	Registered Investment Company		(1)	3,694,040
*	Fidelity Securities Fund: Fidelity Dividend Growth Fund	Registered Investment Company		(1)	5,591,923
*	Harris Associates Investment Trust: Oakmark Fund; Class I	Registered Investment Company		(1)	391,447
*	Neuberger Berman Genesis Trust	Registered Investment Company		(1)	8,976,202
*	PIMCO Funds: Pacific Investment Management Series: Total Return	Registered Investment Company		(1)	2,630,200
*	T. Rowe Price Equity Income Fund Advisor Class	Registered Investment Company		(1)	777,947
*	T. Rowe Small-Cap Stock Fund – Advisor Class	Registered Investment Company		(1)	2,761,108
*	Turner Small Cap Growth Fund – Class I Shares	Registered Investment Company		(1)	4,206,184

*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company		(1)	11,493,437
*	Vanguard Capital Opportunity Fund	Registered Investment Company		(1)	1,963,340
*	Vanguard Growth Equity Fund	Registered Investment Company		(1)	3,649,205
*	Vanguard PRIMECAP Fund	Registered Investment Company		(1)	828,466
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company		(1)	533,107
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company		(1)	58,381
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company		(1)	3,275,106

(a)	(b)	(c)	(d)		(e)
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost		Current value
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company		(1)	17,146
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company		(1)	3,380,275
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company		(1)	2,148
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company		(1)	1,366,769
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company		(1)	8,091
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company		(1)	703,479
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company		(1)	2,304
*	Vanguard Target Retirement Income Fund	Registered Investment Company		(1)	64,135
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		(1)	2,523,567
*	Vanguard Total Stock Market Index Fund Investor Shares	Registered Investment Company		(1)	826,665
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company		(1)	3,169,840

	Common/Collective Trust Funds:
*	Vanguard Retirement Savings Trust	Common/Collective Trust		(1)	$16,491,898

	Common Stock Funds:
*	CenterPoint Energy Stock Fund	Company Stock Fund		(1)	$870,097
*	Reliant Energy Common Stock Fund	Company Stock Fund		(1)	6,534,468

*	Participant Loans	Interest rates between 4.0% - 9.25%	0		$1,923,535

	Total assets held for investment purposes				$ 98,491,265

*        Party-in-interest.

(1)           Cost information has been omitted because all investments are participant-directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT ENERGY, INC. UNION SAVINGS PLAN

	By	/s/	JAMES A. AJELLO

James A. Ajello, Chairman of the Benefits
Committee of Reliant Energy, Inc., Plan
Administrator

June 29, 2007